July 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Livingston

Re:	LM Funding America, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-225096)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), LM Funding America, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, as amended, file number 333-225096, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above or as soon as practical thereafter. The Registration Statement was initially filed with the Commission on May 22, 2018. The Company submits this request for withdrawal as it has amended the contemplated transaction and will file a new registration statement and believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Act. The Company confirms that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

If you have any questions with respect to this matter, or if you require additional information, please contact Curt Creely of Foley & Lardner LLP at (813) 225-4122.

Sincerely,

/s/ Richard Russell
Richard Russell
Chief Financial Officer
LM Funding America, Inc.